1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

April 22, 2025

VIA EDGAR

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Multi-Strategy Fund, LLC
Registration Statement on Form N-2
File Nos. 333-284656 and 811-24047

Dear Ms. Im-Tang:

This letter responds to comments that you conveyed in a letter dated March 5, 2025 with respect to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2025 on behalf of iDirect Multi-Strategy Fund, LLC (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., financial statements, fee table, etc.). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:      The Fund confirms that it will complete or update all information that is currently bracketed in a pre-effective amendment.

2.	Comment: Please inform the Staff if a party other than the Fund’s sponsor or an affiliate has provided the Fund with initial seed capital (when it was a private fund). If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response:     The Fund was seeded by the clients of three registered investment advisers who are unaffiliated with the Fund and the Adviser.

3.	Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response:    The Fund so confirms.

Cover Page

4.	Comment: On the first page, in footnote 1 to the offering table, the disclosure states that the minimum initial investment by an investor in the Fund is $25,000, “which stated minimum may be reduced for certain investors.” Please include a cross-reference to “Fund Expenses” section here that discusses exceptions to the $25,000 minimum investment.

Response:     The Fund respectfully notes that the "Purchases of Fund Shares" section includes the discussion of exceptions to the investment minimums. The Fund has revised the disclosure to cross-reference “Purchase of Fund Shares”.

5.	Comment: On the first page, the disclosure states, “The Fund is offering two separate classes of Shares designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) on a continuous basis at the net asset value per Share plus any applicable sales loads.” For clarity, please consider adding, “for Class A Shares” after “applicable sales loads:,” since Class I Shares do not have sales loads.

Response:    The Fund has revised the disclosure accordingly.

6.	Comment: The last page states, “The Fund is relying on exemptive relief to, among other things (i) designate multiple classes of Shares; (ii) impose on certain of the classes an early withdrawal charge and schedule waivers of such…” However, this section is in brackets. Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action request in connection with this registration statement.

Response:    The Fund confirms that on March 14, 2025, the iDirect Private Markets Fund received multi-class exemptive relief (IC Release No. 35497), which is applicable to the Fund. The brackets on this disclosure have been removed accordingly.

Prospectus

Prospectus Summary, pages 1-12

7.	Comment: Under “INVESTMENT PROGRAM,” the disclosure states that the Fund may invest a portion of its assets in temporary investments pending distribution. Please clarify or provide examples of “temporary investments.”

Response:    The Fund has revised the disclosure accordingly.

8.	Comment: The first paragraph under “The Fund” states shares will be sold in “comparatively large minimum denominations.” Please clarify what is meant by “comparatively large minimum denominations.”

Response:     The Fund has revised the disclosure accordingly.

9.	Comment: The second paragraph under “The Fund” states, “Interests in the Portfolio Funds may be domiciled in U.S. or non-U.S. jurisdictions and may be held within broader private investment vehicles.”

a.	Please clarify or provide examples of “broader private investment vehicles.”

b.	If the Fund intends to focus on a particular country or geographic regions, including emerging markets, please state what it is and include corresponding risk disclosures.

c.	If the Fund intends to invest ten percent or more of its assets in foreign securities that are not publicly traded in the U.S., please disclose, where appropriate, the risks associated with: (1) currency fluctuations, and restrictions on, and costs associated with, the exchange of currencies; (2) the difficulty in obtaining or enforcing a court judgment abroad; (3) reduced levels of publicly available information concerning issuers; and (4) different accounting, auditing, and financial standards. See Guide 9 of the Guidelines for Form N-2 (the “Guidelines”).

Response:      Currently, the Fund does not intend to focus on a particular country or geographic region. The Fund has otherwise revised the disclosure accordingly.

10.	Comment: Under the sub-heading, “Equity Hedge Strategies,” the disclosure states, “Equity hedge strategies may aim to have a net long directional bias, a net short directional bias or be neutral to general movements in the stock market.” Please restate this in plain English.

Response:     The Fund has revised the disclosure accordingly.

11.	Comment: The same paragraph describes investments in “one or more countries, including emerging markets, or in one or multiple sectors…” Please disclose the criteria to determine “emerging markets.” Also, if the Fund intends to focus on particular sectors, please identify them and include corresponding risk disclosures.

Response:     The Fund has revised the disclosure accordingly.

12.	Comment: Under the sub-heading, “Macro Strategies,” the disclosure states that a Portfolio Fund Manager may employ a relative value strategy where a long position in a security is “dynamically paired off against a short position in a related security.” Please explain in the disclosure what is meant by “dynamically paired off.”

Response:     The Fund has revised the disclosure accordingly.

13.	Comment: Under the sub-heading, “Credit Strategies,” the disclosure describes the Fund’s investments in various credit instruments. In addition, the last sentence in the same paragraph describes investments in a “range of credit instruments from a variety of issuers, including but not limited to, corporate bonds and loans, convertible and preferred securities, municipal and sovereign debt, and various types of structured credit.”

a.	Please enhance the disclosure to include the credit quality, maturity or duration, or geographic concentration of the various credit instruments. If the Fund invests in high-yield securities or in debt that would be below investment grade if it was rated, please also disclose that these investments are commonly known as “junk bonds.”

b.	If the Fund invests, or expects to invest in, contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are, or will be, a principal type of investment, please provide a description of them in the prospectus, as well as the attendant risks.

Response:     The Fund confirms that it does not principally invest or expect to principally invest in high-yield securities or CoCos, and the Fund does not believe any additional disclosure is necessary. The Fund has otherwise revised the disclosure accordingly.

14.	Comment: Under the sub-section, “Risk Management,” (page 4), the disclosure states, “Some of the quantitative methods include, but are not limited to, analysis of historical realized volatility, correlations and beta comparisons to indices of traditional assets, style-factors, and cross correlations among Portfolio Funds.” Please restate this in plain English.

Response:     The Fund has revised the disclosure accordingly.

15.	Comment: Under “RISK FACTORS,” please consider including a heading for each bulleted risk factor.

Response:     The Fund has revised the disclosure accordingly.

16.	Comment: The 4th bullet under this section describes the Fund’s investments in Portfolio Funds which hold securities issued by “privately held companies.” Please clarify or provide examples of “privately held companies.”

Response:     The Fund has revised the disclosure accordingly.

17.	Comment: The 23rd bullet (page 6) under the same section refers to investments in assets of interest in the Portfolio Funds in “early-stage venture capital.” Please clarify what is meant by “early-stage venture capital” and if this is a principal investment strategy of the Fund, please include a discussion of this in the investment strategies section and corresponding risks in the risks section.

Response:     The Fund confirms that early-stage venture capital is not a principal investment strategy of the Fund and has otherwise revised the disclosure accordingly.

18.	Comment: The 24th bullet references the Fund’s concentration in a single industry. If the Fund will concentrate in any particular industry, please specify the industry in the disclosure and disclose corresponding risks of investments in the risks section.

Response:      The Fund will not concentrate in any particular industry and has revised the disclosure accordingly.

19.	Comment: Within this section, please also disclose the risk of a possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets.

Response:      The Fund has revised the disclosure accordingly.

20.	Comment: Under “REPURCHASES OF SHARES BY THE FUND,” (page 11), the last paragraph states, “In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s LLC Agreement.” Please revise this language to indicate that such repurchases will be conducted consistent with Rule 23c-2 of the Investment Company Act of 1940 (the “1940 Act”).

Response:      The Fund has revised the disclosure accordingly.

21.	Comment: Under “ERISA PLANS AND SIMILAR TAX-EXEMPT ENTITIES,” (page 12), the disclosure states that investors subject to ERISA, including employee benefit plans, individual retirement accounts, and Keogh Plans may purchase Shares. Please provide a statement regarding where additional information about such plans can be obtained. See Item 5.7 of Form N-2.

Response:      The Fund has revised the disclosure accordingly.

Summary of Fees and Expenses, pages 13-14

Expense and Fee Table

22.	Comment: Please add a footnote to the line item, “Maximum repurchase fee,” to briefly describe the repurchase fee, and circumstances in which the fee may be waived.

Response:    The Fund has revised the disclosure accordingly.

23.	Comment: Please disclose that “Other Expenses” are estimated for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response:    The Fund has revised the disclosure accordingly.

24.	Comment: For clarification, please insert “Dividend Reinvestment Plan” next to “DRIP” in footnote 5 of the fee table.

Response:    The Fund has revised the disclosure accordingly.

25.	Comment: Please disclose whether the Fund will be issuing preferred stock within the first year from the effective date of the registration statement. If the Fund plans to issue preferred shares, please include applicable disclosure and fees in the expense and fee table and elsewhere in the registration statement, where applicable.

Response:     The Fund does not intend to issue preferred stock within the first year from the effective date of the registration statement.

The Fund, page 15

26.	Comment: The third paragraph states in part, “and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.” Please add, “if ever,” after “foreseeable future,” consistent with the description on the second page of the Cover Page.

Response:      The Fund has revised the disclosure accordingly.

27.	Comment: The same paragraph also states, “To provide some liquidity to shareholders, the Adviser will recommend … that the Fund offer to repurchase Shares from Shareholders on a quarterly basis in an amount not to exceed 5% of the Fund’s net asset value.” Please add disclosure here that there is no assurance repurchases will be conducted.

Response:      The Fund has revised the disclosure accordingly.

Investment Program, pages 15-19

Investment Objective and Philosophy

28.	Comment: The last paragraph states, “By investing in interests in the Portfolio Funds sponsored or managed by the Portfolio Fund Managers, the Fund seeks to benefit from the (i) strong performance track record of each of the Portfolio Fund Managers and (ii) investment expertise, quality of risk management systems, valuation protocols, operational programs, personnel, accounting and valuation practices and compliance programs that may be associated with a successful global financial services firm with significant resources, in contrast to a strategy of allocating assets among different funds managed by various unaffiliated investment advisers which could have highly variable levels of experience, resources and expertise.” (emphasis added)

Please supplementally explain the status of the Portfolio Fund Managers and the Portfolio Funds. Are any of the Portfolio Fund Managers or Portfolio Funds affiliated with the Fund? Will the Fund invest in any affiliated Portfolio Funds? We may have additional comments.

Response:     The Fund is aware of the prohibition on transactions with affiliates under Section 17 of the 1940 Act. As an investment company registered under the 1940 Act, the Fund confirms that it will not make any investments in any affiliated Portfolio Funds or Portfolio Funds managed by an affiliate of the Fund. The disclosure has been revised to clarify this.

Investment Strategies

29.	Comment: Within this section or elsewhere appropriate, please describe any fundamental policies that cannot be changed without a shareholder vote. See Item 8.2 of Form N-2.

Response:    The Funds has revised the disclosure accordingly.

30.	Comment: On page 17, the first bullet point refers to “Diversifying investments across styles, geographic regions and lifecycles.” Please explain in the disclosure what is meant by “styles” and “lifecycles.”

Response:      The Fund has revised the disclosure accordingly.

31.	Comment: In the discussion of “Leverage,” (page 19), please disclose that if the Fund uses leverage, repurchases of shares may compound the adverse effects of leverage in a declining market; and if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing Fund expenses and reducing any net investment income.

Response:    The Fund has revised the disclosure accordingly.

Other Risks, page 23-26

32.	Comment: Under the heading, “Repurchase Risks,” (page 24), please disclose, if applicable, that the use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder’s tax basis in his or her shares, and that any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses.

Response:    The Fund has revised the disclosure accordingly.

33.	Comment: Under the heading, “Substantial Repurchases” on the same page, the disclosure states, “To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Portfolio Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Portfolio Funds, some of whose interests at times may be less liquid or illiquid.” Given that substantially all the Fund’s investments are illiquid investments, please clarify this sentence.

Response:      The Fund has revised the disclosure accordingly.

Limits of Risk Disclosures, page 26

34.	Comment: The first paragraph states, “The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund, as the above discussion does not address unknown risks that may be material to the Fund.” Please revise this section to clarify that all known principal risk factors associated with an investment in the Fund are disclosed.

Response:      The Fund has revised the disclosure accordingly.

Management Team, page 27

35.	Comment: Please disclose the address of the Adviser. See Item 9.1.b of Form N-2.

Response:    The Fund has revised the disclosure accordingly.

36.	Comment: Please state that Nick Veronis and Joseph Burns are jointly and primarily responsible for the day-to-day management of the Fund.

Response:    The Fund has revised the disclosure accordingly.

37.	Comment: With respect to the portfolio managers’ business experience, please provide dates for the business experience to clarify that the disclosure covers at least the past 5 years. See Item 9.1.c of Form N-2.

Response:    The Fund has revised the disclosure accordingly.

Fund Expenses, pages 27-29

38.	Comment: The 4th bullet point on page 28 references, “attorneys’ fees and disbursements associated with preparing and filing an exemptive application with the SEC in respect of certain co-investment transactions.” Please inform the Staff whether the Fund is seeking or plans to seek an exemptive order to permit it to co-invest.

Response:     The Fund is not seeking and does not plan to seek an exemptive order to permit it to co-invest at this time, but it may do so in the future.

Conflicts of Interest, pages 32-33

39.	Comment: Please disclose any conflicts that may arise in relation to the Adviser’s selection of investments or use of techniques, such as leverage, that may have the effect of increasing the Adviser’s compensation.

Response:    The Fund respectfully notes that the Adviser’s compensation is tied to the Fund’s net assets. Accordingly, leverage, by itself, would not increase such compensation. The Fund also respectfully notes that the Adviser does not charge an incentive fee.

40.	Comment: Under the heading, “Participation in Investment Opportunities,” please explain in the disclosure how these conflicts will be managed (e.g., the Fund’s ethics policy, etc.).

Response:      The Fund has revised the disclosure accordingly.

Repurchases and Transfers of Shares, pages 35-37

41.	Comment: If the Fund intends to incur debt to finance a share repurchase, please disclose the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the 1940 Act on leverage, and the attendant risks of leveraging.

Response:      The Fund may incur debt to finance a share repurchase and has revised the disclosure accordingly.

42.	Comment: Beginning on page 36, the disclosure lists several bullet points describing circumstances in which the Fund may repurchase or redeem Shares without shareholder consent or other action by the shareholder. Among others, such circumstances include:

a.	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Managers, the Adviser or any of their affiliates

b.	it would be in the best interest of the Fund for the Fund to repurchase the Shares.

The disclosure also states any such repurchase would be in accordance with the terms of the LLC Agreement, the 1940 Act and Rule 23c-2 thereunder.

Please remove the above-referenced text. Please also explain to us how the Fund intends to make share repurchases fair and in a non-discriminatory manner in accordance with the above requirements.

Response:      The Fund has revised the disclosure accordingly. The Fund respectfully notes that the mandatory repurchase provisions exist for the protection of all shareholders, and any action would be subject to the approval of the Board, which is subject to a fiduciary duty to the Fund. Although the Fund believes that any mandatory repurchases are unlikely, the bulleted bases for mandatory repurchases, address certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. Any such mandatory repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and Rule 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder.

Tax Aspects, pages 38-45

43.	Comment: On page 43, we note references to Passive Foreign Investment Companies and Controlled Foreign Corporations (“CFCs”) under tax discussions. Please supplementally confirm if the Fund intends to use any subsidiaries primarily controlled by the Fund to engage in investment activities in securities or other assets. We may have additional comments.

Response:     The Fund confirms that it intends to use wholly-owned subsidiaries to engage in investment activities in securities or other assets.

Plan of Distribution, page 46

44.	Comment: Please disclose any material relationship between the Distributor and the Fund. See Item 5.1.b of Form N-2.

Response:     The Fund respectfully acknowledges the comment. The Fund confirms that there is no other relationship between the Distributor and the Fund.

45.	Comment: If applicable, briefly explain the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the Registrant, its adviser or underwriter. See Instruction 3 to Item 5.2 of Form N-2.

Response:     The Fund notes that interests of the Fund are offered and sold at net asset value to all purchasers. Accordingly, this item does not apply.

Distribution Policy, page 47

46.	Comment: Under the heading, “Automatic Dividend Reinvestment Plan,” please:

a.	disclose the method of determining the number of shares that will be distributed instead of a cash dividend;

b.	how to terminate participation in the plan and rights upon termination;

c.	if applicable, that a shareholder holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

d.	the type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the DRIP;

e.	if a cash purchase plan option is available, any minimum or maximum investment required; and

f.	how the Fund addresses partial shares.

Response:      The Fund has revised the disclosure accordingly.

Outstanding Securities, page 48

47.	Comment: Under the heading, “Anti-Takeover and Certain Provisions in the LLC Agreement,” please disclose: (a) whether the voting requirements to change the nature of the company’s business, approve extraordinary corporate transactions, or remove directors are higher than those imposed by federal or state law; and (b) whether the board of directors or trustees have considered the provisions and determined that they are in the best interest of shareholders. See Item 10.1.f of Form N-2.

Response:    The Fund has revised the disclosure in response to this comment.

48.	Comment: This section also states that the Fund’s LLC Agreement is on file with the SEC. We do not believe it has been filed. As such, please file the Agreement as soon as practicable. We may have additional comments.

Response:     The Fund has included the LLC Agreement as exhibit to Pre-Effective Amendment No. 1.

Prospectus Back Cover

49.	Comment: Please add the language required by Rule 481(e) of the Securities Act of 1933 (the “1933 Act”) regarding dealer prospectus delivery options.

Response:     The Fund has revised the disclosure accordingly.

Statement of Additional Information

Management of the Fund

50.	Comment: Under the heading, “Managers and Officers,” (page 3), the disclosure states, “Three Managers have no affiliation or business connection with the Adviser or any of its affiliated persons and do not own any stock or other securities issued by the Adviser. These are the ‘non-interested’ or ‘Independent Managers’” Please revise the sentence to stated that “independent” means that the Managers are not “interested persons” as that term is defined under the 1940 Act.

Response:      The Fund has revised the disclosure accordingly.

Part C – Other Information

Item 25: Financial Statements and Exhibits

51.	Comment: Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

Response:    The Fund confirms that the financial statements, exhibits and other required disclosure will be included in a pre-effective amendment.

52.	Comment: Please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. (See Instruction 7 to Item 25.2 of Form N-2, Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.)

Response:    The Fund confirms that it will include hyperlinks in a Pre-Effective Amendment, as appropriate.

*            *            *            *            *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos